CHATRX

On-Demand Virtual Urgent Care Delivered for $25



ChatRx
What symptom are you facing
high fever and cough
When did your symptoms start?
2 days ago
Have your symptoms changed or worsened since they started?
worse

chatrx.md Plymouth, IN

Highlights

1. Disrupting the $34B+ U.S. urgent care market with virtual care delivery at $25/visit.
2. $42K+ in revenue. Profitable at the unit level. Cash-flow positive from week one.
3. Virtual urgent care for $25. No insurance, no appointments. HSA/FSA eligible.
4. 5x growth in monthly visits since launch. 12 months, under $20 CAC, 5,100+ visits.
5. Fully compliant: HIPAA, LegitScript-certified, FDA Class I registered.
6. Physician-founded. Leadership team with proven healthcare, AI, and startup track record.
7. Removing cost, time, and location barriers. Proven in 3 states; nationwide by 2027 (not guaranteed)
8. Mission: expanding access by cutting urgent care from $200 to $25 and hours to minutes.

Featured Investors



Tod Stillson Follow

Invested $450,000

This money was invested by our founder, Tod Stillson, before any outside investor ever wrote a check. That's not a loan. That's a founder who believed so completely in this mission that he put nearly half a million dollars of his own money behind it.

Angel Investor 1 Follow

Invested $300,000

Cash from an independent angel investor who evaluated ChatRx, did their own due diligence, and decided it was worth backing.

"ChatRx is helping to solve a major healthcare access problem. I have strong confidence in its growth, and I plan to continue investing as it expands. If you know the founder at all you would agree that this will help people in our community in many ways and it has been designed with a plethora of knowledge, time and commitment. It will only succeed with the leadership it has carving the way for an innovational way to solve a large issue in this country."

Angel Investor 2 Follow Invested $100,000

Cash from a physician independent angel investor who came in at a significantly higher valuation than the first, because the company had grown and the story had gotten stronger.

"As a physician who has navigated both clinical medicine and business, I immediately recognized the value of what ChatRx is building. It reflects a deep understanding of frontline care delivery, especially the inefficiencies and barriers patients face with low-acuity conditions. What impressed me most is that this is a physician-governed model that uses technology to extend clinical capacity without compromising safety. That balance is incredibly difficult to achieve, and ChatRx is doing it in..."

Read More

Angel Investor 3 Follow Invested $100,000

Successful entrepreneur in the manufacturing industry

"Thank you for the opportunity to help others get affordable care. We appreciate your hard work and your mission."

& 87 more

Team



Rajeev Ratra Chief Marketing Officer (CMO) / Chief Experience Officer (CXO)

Operating partner to Dr. Tod Stillson. Growth, demand gen, CX, info systems & AI as fCIO. 20+ yrs DTC/B2B marketing. 14 yrs in enterprise tech: JPMorgan, Deutsche Bank & US Trust. Former AI fitness/genomics founder. 5 languages



John Stillson Fractional Chief Medical Officer

Dual board-certified in family and lifestyle medicine. Extensive emergency and acute care experience. Chairs the ChatRx Medical Advisory Council and also serves as Fractional Chief Medical Officer.

chatrx.md



Nate Bachtel Fractional Chief Technology Officer (fCTO)

Responsible for technology, security, and scalability. Entrepreneur with 20+ years of experience building secure digital platforms and helping organizations leverage technology for growth.

chatrx.md



Jeff Cutler Fractional Chief Commercial Officer (fCCO)

30+ years scaling digital and consumer healthcare marketplace companies. Former commercial leader at Ada Health, TytoCare, and Vitals with expertise in patient engagement, AI-driven symptom assessment, triage, telehealth, virtual care, and B2B2C growth.

Tod Stillson CEO

Pitch Deck

ChatRx


On-Demand Virtual Urgent Care.
$25. No insurance. Doctor-led. No waiting room.
Answering the three questions every acute care patient asks:
Where do I go? · When can I be seen? · How much will it cost?
FDA
REGISTERED
$25
FLAT FEE
39
ACUTE CONDITIONS
3
STATES ACTIVE
17
STATES LICENSED
Dr. Tod Stillson | tstillson@chatrx.net | chatrx.md
Seed Round | $500K | Wefunder SAFE | Early Bird: First $100K at $10M cap + 20% discount

Why ChatRx?

ChatRx delivers physician-led **on-demand virtual urgent care** for $25 across Indiana, Illinois, and Michigan. Built by a rural family doctor with thirty years of practice.

At twelve months in, we've delivered 5,200+ visits and are profitable at the unit level.

- FDA-registered. LegitScript certified. HIPAA compliant.
- $42K+ in revenue since launch.
- ~65% non-prescription rate. That's honest healthcare.
- 15 pharmacy partners and growing.
- Major employer partnership launching in early July.
- Marian University Plymouth integrating ChatRx into student health for the 2026-2027 school year.
- Vendor candidate in Indiana's Region 1 $65M Federal Rural Health Transformation GROW grant.

Virtual urgent care delivered for $25. No insurance. That's the point.

From the Founder

I've been a doctor for over thirty years, most of that practicing rural family medicine in northern Indiana. During that time, I watched thousands of patients skip care they needed because they couldn't afford it.

I got tired of watching it happen. So I built something to fix it.

ChatRx is virtual urgent care that costs $25. Flat fee. No insurance, no appointments, no video calls. We launched twelve months ago, and we've already delivered 5,200+ visits across three states.

We're raising $500,000 on Wefunder to expand to the seventeen states we're already licensed in. I chose Wefunder on purpose. I want investors who believe healthcare should be affordable and accessible. People like you.

The Problem: Working Families Can't Afford to Get Sick

A mom with a sick kid skips the doctor because the copay alone is 60 bucks. A factory worker rides out a UTI for a week because she can't take a day off to sit in a waiting room.

Single-parent families shouldn't have to choose between medical care and baby formula.

More than 92 million (1 in 4) Americans skip care every year because of cost.

This is the version of healthcare most working families are actually living with. Not the version on the brochures. The real one. Where a $200 urgent care bill means you wait it out and hope it doesn't get worse.

Healthcare didn't break because medicine failed. It broke because access failed.


THE PROBLEM
Working families can't afford to get sick.


92 million
American adults skipped or postponed needed care due to cost in 2025
KFF Health Tracking Poll, Nov 2025
$1,000+
Median unexpected medical expense Americans face
USAFacts, 2025
14 days
National average wait for a primary care appointment
Merritt Hawkins, 2022
45 min
Average drive to care in the rural Great Lakes
ChatRx internal data
Sources: KFF (2025), USAFacts (2025), Merritt Hawkins (2022), ChatRx internal estimates.

Our Solution: ChatRx

You tell us what's wrong through a private chat. A physician from the ChatRx Medical Group reviews your case. A prescription goes to your local pharmacy.

Flat $25, work or school note included.

If we can't treat you, you don't pay.

This isn't a chatbot guessing at symptoms. Every case gets physician oversight. We use AI to make doctors faster and more accessible, not to replace them. And that's the line we will not cross. We treat 39 acute conditions, and we're FDA-registered, HIPAA-compliant, and LegitScript-certified.

The Opportunity

The U.S. urgent care market is over $34 billion a year *(source: Grand View Research, 2024)*. Many of those visits could be handled asynchronously, at a fraction of the cost, by a licensed physician reviewing the case remotely. That's the market we're pulling into our model.


MARKET OPPORTUNITY
A $34B market. A focused path in.
TAM
$34B
SAM
$15B
SOM
$1.5B
CHATRX TARGET
TAM $34B
Total US urgent care market.
Grand View Research, 2024. Projected $55B by 2030 at 8.6% CAGR.
SAM $15B
Conditions treatable asynchronously by virtual care — UTI, sinus, strep, and the rest of the 39.
~40–50% of urgent care visits, per Trilliant Health utilization data.
SOM $1.5B
ChatRx's 17 licensed states. Realistic 5-year capture.
17 states ≈ 40% of US adults · ~25% capture of SAM in footprint.

Source: Grand View Research, 2024]

We're active in 3 states (Indiana, Illinois, Michigan) and licensed in 14 additional states for a total of 17, with expansion starting in late 2026 and continuing into 2027. Our physician team can operate in any state where they're credentialed. We'll add states one at a time as patient volume justifies it.

Direct-to-consumer today. Platform play tomorrow.

We're also a virtual care vendor candidate for Indiana's Region 1 Federal GROW Grant, a Centers for Medicare & Medicaid Services (CMS) funded Rural Health Transformation program with $65 million in funding over 5 years across seven counties.

What We've Built So Far

We launched in June 2025 with no marketing budget out of Plymouth, Indiana.

Twelve months in:

- 5,200+ visits delivered across three states
- 20%+ month-over-month growth
- ~65% of assessments don't need a prescription. That's by design.
- Customer acquisition cost under $20 on $5-6K monthly marketing spend
- Paid media cash-flow positive: $9K spent returned $12.5K
- Seven independent pharmacy partners are active, and eight more are onboarding by July
- Vendor candidate for Indiana's Region 1 Federal RHT GROW Grant.

Join Us

We're raising $500,000 on Wefunder through a Simple Agreement for Future Equity (SAFE) with early bird terms for the first wave of investors. The first $100,000 invested comes in at a $10 million valuation cap with a 20% discount. The remaining $400,000 comes in at a $12.5 million valuation cap. The minimum investment is $100. You can become a part owner of ChatRx for less than the cost of two urgent care visits.

Your investment funds three things:

1. Expanding to more of the states we're licensed in,
2. Scaling the technology that powers our intake and physician review,
3. Deepening our partnerships with pharmacies, health systems, and private practices.

I chose Wefunder on purpose. I want investors who believe healthcare should be affordable and accessible. People like you.

We've delivered 5,200+ visits in twelve months, with assessments up 5x since launch, and we're profitable at the unit level. The details are below if you want to dig in. The mission is the same either way.

Thirty years of medicine taught me that the system won't fix itself. So we're fixing it.

Here's to making urgent care more accessible to those who need it the most.

-Dr. Tod Stillson, Founder & CEO, ChatRx


More than 90 million Americans
skip needed care every year.
We're changing that.

How ChatRx Works

Three steps. ~7 to 15 minutes. No appointments, no waiting rooms, no insurance.

1. Describe your symptoms via a private chat at chatrx.md. Takes ~4 to 10 minutes.

2. The ChatRx Medical Group reviews your case. Takes ~3 to 5 minutes.

3. A prescription goes to your local pharmacy. Includes a work/school note.

> If we can't treat you, you don't pay.


Three Steps. Care In Minutes. Done.
Symptom Assessment
~5 min
What's going on today?
Sore throat, fever 3 days
White spots in back of throat
Type your answer...
PATIENT REVIEW
SYMPTOMS
Sore throat, fever
DURATION
3 days
ASSESSMENT
Strep pharyngitis
TREATMENT
Amoxicillin 500mg
✓ Approved
Rx
CHATRX
YOUR PHARMACY
Just $25 · No hidden fees
1 Tell Us Your Symptoms
Start with a free symptom assessment. A few questions about your symptoms and history. About 5 minutes.
2 Physician Review
A licensed physician reviews your case. If we can't help or you don't need care, we'll tell you up front. No charge.
3 Rx To Your Pharmacy
If you agree to treatment, we send a prescription to your pharmacy and a work or school note to your inbox.

Note: Prescriptions are provided only when medically appropriate.

ChatRx Demo Video

ChatRx is Built on Trust

FDA-registered. LegitScript certified. HIPAA compliant.

Trust is the only currency in healthcare. We've spent it carefully.

- **FDA-registered** as a Software as a Medical Device (SaMD)
- **LegitScript certified**, the gold standard for healthcare advertising compliance
- **HIPAA-compliant end-to-end**
- **Every case is reviewed by the ChatRx Medical Group**, with Dr. Tod Stillson and Dr. John Stillson as reviewing physicians.
- **A Medical Advisory Council** oversees national clinical guidelines that govern every prescription decision.

We use AI to organize patient information and flag concerns. We don't use AI to make clinical decisions. A licensed physician from the ChatRx Medical Group makes every call.

ChatRx was founded by Dr. Tod Stillson, joined by Dr. John Stillson, fractional Chief Medical Officer and Chair of the Medical Advisory Council. Marketing and operations are led by Rajeev Ratra as Operating Partner.


TRUST & COMPLIANCE
Built to be safe, certified, & legal.
HIPAA Compliant
End-to-end encrypted.
LegitScript Certified
Verified Nov 2025.
FDA Class I Device
Software registered.
Licensed IN · IL · MI
And growing in 2026.

Traction: Twelve Months, No Marketing Budget, 5,200+ Visits

We launched in June 2025 with no paid marketing. Patients found us through word of mouth, our pharmacy partners, and grassroots community outreach in Plymouth, Indiana. Then we turned on paid ads in December 2025. Cash-flow positive from week one.

5x growth in monthly assessments since launch.

Our unit economics work without subsidy:

- **$25** revenue per visit
- **Under $20** marketing-driven customer acquisition cost
- **~65%** of assessments resolved without a prescription. We say no when it's the right call.
- **~24%** repeat visit rate
- **20%+** month-over-month growth
- **6.68%** Google Ads click-to-conversion rate
- **$9K spent returned $12.5K** in paid media

We're not burning cash: every visit covers the cost of getting patients through the door.


TRACTION · AS OF JUNE 17, 2026
Built lean. Growing fast.
TOTAL PATIENT VISITS
5,200+
TOTAL USERS
4,750+
TOTAL PRESCRIPTIONS
1,890+
TIME TO RX
7 to 15 min


REPEAT PATIENTS
~24%
STATES LICENSED
17
(3 live, 14 more in 2027)
VISIT COST
$25
flat fee

Partner Network

ChatRx isn't a DTC-only play. We're embedded in local healthcare infrastructure, employer networks, community anchors, and grassroots channels.

Pharmacy Network. Williams Pharmacy onboarding in early July brings our network to 15 independent pharmacy partners across IN, IL, MI. Doubled in 60 days. From counter-side intake to prescription routing, our partners power local distribution.

Employer + Community. Our first major employer partnership onboards in early July, bringing ChatRx to hundreds of employees and thousands of community members across the region.

Higher Education. Marian University Plymouth is piloting ChatRx this summer and will integrate it into student health services for the 2026-2027 school year. New students get access to on-demand urgent care from day one.

Local Anchors. Retail and school partners across northern Indiana, including Rise n Roll Bakeries, Subway Franchises, Woodies Grocery (Bremen), and Bremen Public Schools, are making ChatRx a part of the community fabric, not just a destination.

Grassroots Distribution. Our Ambassador Program activates campus and community evangelists across our active states. Local champions, real conversations, no marketing budget required.


DISTRIBUTION & PARTNERSHIPS
Built into the community.
Pharmacy Network
Williams Bros.
Webb's
SEIFERT
Local Anchors
Food & Retail
Rise'n Roll Bakery
SUBWAY
Local Media
wfrn
THE PILOT NEWS GROUP
Shopper
The Review

From Plymouth to Nationwide

We're active in 3 states (Indiana, Illinois, Michigan) and licensed in 14 additional states for a total of 17. Dr. Tod Stillson holds licenses in fifteen states. Dr. John Stillson adds California and Alabama.

Built by a rural doctor, not a Silicon Valley founder.

Activation is sequential, not simultaneous. We add states one at a time as patient volume justifies clinical capacity. We'll start with adjacent Midwest markets (Ohio, Wisconsin, Minnesota, Iowa), where the patient profile mirrors our existing base.

The Midwest is the beachhead. Texas, California, and Oregon are upside. The seventeen-state footprint opens millions of potential patients we already have licensure to serve.


OREGON
CALIFORNIA
MINNESOTA
WISCONSIN
MICHIGAN
NEBRASKA
IOWA
ILLINOIS
INDIANA
OHIO
KANSAS
MISSOURI
KENTUCKY
TENNESSEE
OKLAHOMA


ALABAMA
TEXAS
Currently available in IN, IL & MI
Expanding to 14 additional licensed states
Then nationwide

Five Revenue Streams, All Margin Positive

ChatRx revenue is diversified across five channels:

1. Direct-to-consumer acute care. $25 flat fee covers diagnosis, prescription, pharmacy routing, and work or school note. Currently, 95% of revenue.

2. Standalone caregiver notes. $10 per note, no prescription. Serves parents, caregivers, and workers needing documentation only.

3. Pharmacy and business partnerships. Independent pharmacies host ChatRx at the counter with no overhead or staffing cost. Pharmacy partners receive a 20% co-marketing share per visit originated from their location. Seven are currently live with eight more onboarding in early July.

4. Schools and universities. K-12 nurse referral protocols and campus health complement. Currently piloting with **Marian University Plymouth campus**, with formal integration to Student Health for the 2026-27 school year

5. Federal rural health grants. ChatRx is a virtual care vendor candidate for Indiana's Region 1 GROW initiative, the state's deployment of the federal Rural Health Transformation (RHT) program. RHT is a five-year, $50 billion grant funded by the Centers for Medicare and Medicaid Services (CMS) and the U.S. Department of Health and Human Services (HHS), with Indiana receiving $207 million in Year 1. The state has divided the program across eight rural regions; Region 1 is allocated $13 million in Year 1 and approximately $65 million over the five-year program lifetime. Proposed ChatRx role: virtual care for all seven counties with no new facilities required, QR access points at 50+ community sites, free symptom triage with $25 self-pay treatment, and a **voucher-based care system serving Medicaid and Medicare patients with API-verified eligibility.** Selection finalizes Q3 2026. Pipeline to seven additional Indiana grant regions ($3.3M+ ARR potential).

Vendor candidate in Indiana's $65M RHT GROW grant.

All five revenue streams point in the same direction. Same technology, same mission.


Five revenue streams. All margin positive.
DTC Acute Care
$25 /visit
Caregiver Notes
$10 /note
Pharmacy & Business Partnerships
20% share
Schools & Universities
$25 /visit
GROW Grant · B2G
$250K+ /yr

Why Now

Four forces are converging, plus a fifth that just arrived.

1. Rise of D2C cash healthcare. The U.S. direct-to-consumer healthcare market is over $90 billion. Consumers know what they need and demand fair prices.

2. Physician shortage. The Association of American Medical Colleges (AAMC) projects a shortfall of up to 86,000 physicians by 2036. *(Source: AAMC, 2024)* The rural Great Lakes already feels it.

3. Virtual healthcare normalized. Adoption peaked at 38x pre-pandemic levels and has stayed well above historical norms ever since. *(Source: McKinsey & Company, 2021).* Patients now expect on-demand virtual options.

4. AI scales physician capacity. A single physician can manage 10x the clinical decisions with the right tools. ChatRx is working proof: asynchronous, physician-led, profitable.

5. Federal rural health funding. Indiana's GROW grants actively seek vendors to

implement virtual care. ChatRx is already in Region 1.


Five tailwinds. One window.
01
Rise of D2C cash healthcare
02
Physician shortage
03
Virtual care normalized
04
AI scales physician capacity
05
Federal rural health funding

The Team


LEADERSHIP
The team building ChatRx.
Dr. Tod Stillson (CEO)
Chief Executive Officer & Founder
Rajeev Ratra (CMO/CXO)
Chief Marketing & Experience Officer
Dr. John Stillson (Chair, MAC)
Fractional Chief Medical Officer
Nate Bachtel (fCTO)
Fractional Chief Technology Officer
Jeff Cutler (fCCO)
Fractional Chief Commercial Officer

Dr. Tod Stillson, Founder & CEO. Thirty years in rural family medicine. Butler, Notre Dame, and IU. FDA Class I device creator. Chief product architect and president of ChatRx Medical Group. #1 Physician in Marshall County (Plymouth Pilot, 2026). Indiana GROW Grant clinical lead.

Rajeev Ratra, CMO/CXO & fCIO. Operating partner to Dr. Tod Stillson. Growth marketing, demand generation & customer experience, plus info systems & AI adoption. 20+ years in DTC & B2B marketing. 14 years of enterprise tech at JPMorgan, Deutsche Bank and US Trust. Former AI fitness + genomics startup founder. 5 languages.

Dr. John Stillson, Fractional Chief Medical Officer + Chair, MAC. Dual board-certified in family and lifestyle medicine. Extensive emergency and acute care experience. Chairs the ChatRx Medical Advisory Council and also serves as Fractional Chief Medical Officer.

Nate Bachtel, Co-Founder & Fractional CTO. Responsible for technology, security, and scalability. Entrepreneur with 20+ years of experience building secure digital platforms and helping organizations leverage technology for growth.

Jeff Cutler, Fractional CCO. 30+ years scaling digital and consumer healthcare marketplace companies. Former commercial leader at Ada Health, TytoCare, and Vitals with expertise in patient engagement, AI-driven symptom assessment, triage, telehealth, virtual care, and B2B2C growth.

Extended team: G.N. (Fractional COO), A.C. (Fractional CFO), Sara Stillson, RN (Content & Clinical Review), Mark Ringenberg (Executive Director, Ambassador Program), Hannah Puglisi (Marketing Tech & Copy).

As Seen In


AS FEATURED IN
WSBT 22
KevinMD.com
The Lakes
MAGAZINE
Plymouth Pilot
Healthcare IT News

- **WSBT 22 News** (June 2025): Ribbon cutting and platform launch
- **WSBT 22 News** (2026): AI-assisted patient intake article
- **KevinMD**: Dr. Stillson's thought leadership content
- **Plymouth Pilot:** Revolutionizing on-demand urgent care
- **Healthcare IT News:** Valuable lifeline for rural primary care patients
- Local radio coverage and podcast appearances

Where the Capital Goes


USE OF FUNDS


Where the capital goes.
Capital allocation across three strategic pillars.
100%
ALLOCATION
Marketing & Expansion
Patient acquisition, brand growth, and new-market launches.
45%
Technology
AI platform, infrastructure, and product development.
35%
Partnerships
Provider networks, integrations, and channel relationships.
20%

45% Marketing & Expansion ($225K) Patient acquisition campaigns, brand growth, and new state launches. Funds scaling Google Ads beyond the current $5-6K monthly spend, expanding hyperlocal outreach, and activating three new Midwest states.

35% Technology ($175K) Platform infrastructure, AI-assisted intake improvements, and product development for our five planned revenue streams: expanded conditions library, direct-to-consumer lab testing, annual memberships, partner handoffs for non-qualifying patients, and a branded healthcare e-commerce line.

20% Partnerships ($100K) Provider networks, integrations, and channel relationships. Funds the Indiana GROW grant Region 1 implementation, additional pharmacy onboarding, and the schools and universities pipeline.

The SAFE in Plain English

You're not buying stock today. You're buying the right to convert into stock at our next priced funding round, at favorable terms set today.

That's what a SAFE (Simple Agreement for Future Equity) is.

Early Bird Tier (first $100,000 invested): $10 million valuation cap with a 20% discount. If you're in this tier, your investment converts at whichever gives you the better deal: the $10M cap, OR 20% off the next round's price.

Main Tier (next $400,000): $12.5 million valuation cap, no discount. Your investment converts at the $12.5M cap upon ChatRx's next round.

If our next round (Series A) happens at a $25M valuation, an Early Bird $100 effectively buys 2.5x the equity of someone investing at that time. Main Tier investors get 2x. If the next round is $50M, Early Bird gets 5x, and Main Tier gets 4x.

You don't pay quarterly. You don't pay annually. You don't pay back the investment. You become a part owner when ChatRx raises its next round, at terms locked in today.

That's the SAFE. Simple.

Our $12.5M Cap ($10M Early Bird)

I'll address this head-on because investors keep asking, and they're right to do so.

We're twelve months in. About $45,000 cumulative. Urgent care volumes peak in winter and dip in summer. Against a $10-12.5M cap, that math looks off.

I get it.

Here's what you're buying:

Slope, not absolute. Monthly assessments grew 5x since launch. Monthly revenue has scaled with that growth. The slope is the asset, not the dollar amount in the bank today.

A regulatory and IP moat. FDA Class I registered, LegitScript certified, HIPAA compliant, **patent pending**, with licensure across seventeen states between Dr. John and me. That stack took eighteen months to assemble. Most startups never finish it.

Distribution lined up. Williams Pharmacy is onboarding in early July, taking our pharmacy network to fifteen. A major employer-community partnership launches days later, bringing ChatRx to hundreds of employees and thousands of community members. Marian University Plymouth integrates with Student Health beginning fall 2026. We're a vendor candidate in Indiana's $13M GROW grant program. None of this is in the bank yet - it's projected to land inside the next 45-60 days.

Unit economics that work. Under $20 to acquire a patient at a $25 visit. 65% non-prescription rate. 24% repeat visit rate. The model is profitable per visit. We need to

keep adding visits.

The cap is your protection. If our next round comes in at $40M, your Early Bird $100 converts at $10M. You'd own roughly 4x what a Series A investor owns for the same money. The cap protects you against the exact scenario you're worried about.

Per [Carta's Q4 2024 healthcare data](), the median seed-stage valuation is $14.5M. Our $12.5M cap is below the healthcare median. The Early Bird tier at $10M is even lower.

Before You Invest

I'm a doctor, not a venture capitalist. So let me be straight with you about what you're looking to get into.

ChatRx is a startup. Startups fail. Even good ones with great missions fail. We've delivered 5,200+ visits and are growing 20% month after month, but that doesn't guarantee anything. Healthcare is hard. Insurance companies are bigger than us. Regulations change. Markets shift.

If you can't afford to lose this $100, don't put it in. Save it for groceries or a tank of gas. We mean that.

If you can afford the risk and you believe healthcare should cost less and be easier to get, we'd love to have you join us. We have been, and we're going to keep working hard to make this succeed. We'll do it with the same care I've brought to my patients for thirty years.

Either way, thank you for reading this far.

-Dr. Tod Stillson, CEO & Founder, ChatRx

Invest in ChatRx Today


INVEST IN CHATRX
One physician. A new front door to medicine.
EARLY BIRD TIER
First $100,000 invested
BEST TERMS
VALUATION CAP
DISCOUNT
$12.5M $10M 20%
MAIN TIER
Next $400,000
VALUATION CAP
DISCOUNT
$12.5M None
MIN. INVESTMENT
$100
ROUND
SAFE
INVEST IN CHATRX →

Thirty years of medicine taught me that the system won't fix itself. So we're fixing it.

You can become a part-owner of ChatRx for $100. That's less than the cost of two urgent care visits.

$100 minimum investment | Early Bird: $10M cap + 20% discount (first $100K) | Main: $12.5M cap (next $400K) | Closes 24 August 2026

Disclaimer

Certain information set forth on this page contains "forward-looking information," including "future-oriented financial information" and "financial outlook," under applicable securities laws. These are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance.

Statements regarding future state expansion, partnerships, revenue projections, planned product features, and planned revenue streams are forward-looking and subject to operational, regulatory, market, and competitive conditions.

All investments involve risk, including the potential loss of capital. Investments in private companies are highly illiquid and may result in the total loss of capital. The valuation cap and discount terms of this SAFE do not represent a guarantee of return or future valuation.

ChatRx is not a substitute for emergency care, hospital-level treatment, or in-person evaluation when clinically indicated. Patients with symptoms requiring urgent or emergency medical attention should call 911 or go to the nearest emergency department.

ChatRx services are currently available only in Indiana, Illinois, and Michigan.